VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       DCA Asset Management, Inc.

Amendment No. 3 to Registration Statement on Form 10-12G

Filed April 29th, 2019

File No. 000-54966

To Whom it May Concern:

The following is response to the comment letter received on May 8th, 2019.

Form 10-12G/A filed April 10th, 2019

Risk Factors

Risks Related to our Business, page 9

1.	We are unable to locate any additional disclosure in response to our prior comment 3. As preciously requested, please expand your risk factor discussion to highlight the possibility of undisclosed liabilities stemming from your previous existence as a public company prior to the revocation of your Securities Exchange Act of 1934 registration.

Additional disclosure added and bolded.

Management’s Discussion and Analysis of Financial Condition, page 20

2.	We are unable to locate any additional disclosure in response to our prior comment 5. As previously requested, please discuss your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in weeks, months, or quarters, the costs, the source of funds and the expected date of first sales. Explain clearly what steps you have taken to date and which steps remain to implemented.

Capital Resources and Liquidity, page 22

Division of Corporation Finance

Office of Healthcare & Insurance

3.	We note your response to our prior comment 6. Please revise to clarify what you mean by “current capital levels” and “expansion.”

Noted that current capital levels refers to the capitalization as of the time of this registration and expansion means the addition of additional stock holdings.

Security Ownership of Certain Beneficial Owners and Management, page 24.

4.	We note your added disclosure in response to our prior comment 7. Please revise your beneficial ownership table to separately list Anthony Iarocci, Jr., and Michael Schnaus as beneficial owners, with their beneficial holdings reflecting the number of shares that they each beneficially own through DuLac Capital Assets.

Separated.

Sincerely,

Anthony J. Iarocci, Jr.

DCA Asset Management, Inc.

cc:	Christie Wong, Staff Accountant

Terry French, Accountant Branch Chief

Gregory Dundas, Attorney Advisor

Larry Spirgel, Assistant Director